1 First Avenue South, P.O. Box 2229 Great Falls, Montana 59403-2229

Via Email and Edgar

December 6, 2013

James Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gas Natural Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 1, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 14, 2013

File No. 001-34585

Dear Mr. Allegretto:

On behalf of Gas Natural Inc., please find below Gas Natural’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to Richard M. Osborne dated November 7, 2013. For your convenience, we have repeated your comments before our responses which are numbered to correspond to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements of Gas Natural Inc. and Subsidiaries, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 6 – Credit Facilities and Long-Term Debt, page F-24

Debt Covenants, page F-28

1.	Reference is made to your debt covenant disclosures for certain subsidiaries. In light of the disclosed restrictions, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. Please also tell us whether any regulatory provisions imposed by state public utility commissions or other agencies serve to restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or dividends. If so, please tell us how you evaluated these restrictions when considering (i) and (ii) above.

Mr. James Allegretto

Securities and Exchange Commission

The amount of our restricted net assets of consolidated subsidiaries at December 31, 2012 was $72,421,319. We calculated this amount as follows:

Gas Natural has two groups of subsidiaries that have separate third party restrictions on their net assets: (1) the Ohio and other subsidiaries responsible for the Sun Life notes (the Sun Life Obligors) and (2) Energy West and its subsidiaries responsible for the Bank of America line of credit and the Allstate/CUNA senior unsecured notes. We calculated the net assets for each group as stockholders’ equity less inter-company accounts receivable plus inter-company accounts payable. Gas Natural’s ownership percentage in each group is 100%.

The net assets of the Sun Life Obligors totaled $35,221,526. We considered each of the Sun Life debt covenant restrictions as part of this analysis. The most restrictive of these covenants was the restriction on dividends and distributions covenant which limits dividends paid by the Sun Life Obligors to 70% of net income and limits loans to a total of $500,000 outstanding at any time. This resulted in restricted net assets of $34,721,526 at December 31, 2012.

The net assets of Energy West and its subsidiaries totaled $37,699,793. We considered each of the Bank of America and Allstate/CUNA debt covenant restrictions as well as net asset restrictions imposed on the subsidiary by regulators of the various public service commissions. The most restrictive of these limitations is the ring fencing requirement from the Montana Public Service Commission which require a debt-to-capitalization ratio of no more than 52%. This restriction resulted in all of Energy West’s net assets being restricted at December 31, 2012.

Energy West also has a 24.5% ownership in an unconsolidated affiliate that we account for with the equity method. The undistributed earnings from this affiliate totaled a loss of $1,803,649 and as a result does not contribute to undistributed earnings.

The total of restricted net assets was $72,421,319, which represents 94.9% of Gas Natural’s net assets of $76,344,124 as of December 31, 2012.

We disclosed our various debt covenants and restrictions in Note 6 – Credit Facilities and Long Term Debt and in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the year ended December 31, 2012. We have reviewed the guidance in Regulation 4-08(e)(3)(i) and (ii) of Regulation S-X, and in future filings we will describe the nature of ring fencing provisions from various public service commissions and the amount of our subsidiaries’ restricted net assets as of the end of the most recent fiscal year in our financial footnotes substantially similar to the following example using data at December 31, 2012:

Mr. James Allegretto

Securities and Exchange Commission

In addition to the debt covenants discussed above, each of the Maine Public Service Commission, the Montana Public Service Commission, the North Carolina Utilities Commission and the Wyoming Public Service Commission have ring fencing provisions which limit the dividends and distributions of the various subsidiaries to Gas Natural. The most restrictive of these are from the Montana Public Service Commission which requires Energy West to maintain a debt to equity ratio of no more than 52%.

The total restricted net assets of consolidated subsidiaries related to debt covenants and the Montana Public Service Commission ring fencing is $72,421,319, which is 94.9% of Gas Natural Inc.’s net assets of $76,344,124 at December 31, 2012.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Part I – Financial Information

Item 1 – Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

Note 12 – Commitments and Contingencies, page F-22

2.	Reference is made to your discussion of the January 23, 2013 Commission directive regarding NEO and Orwell GCR audits discussed in the first full paragraph on page F-23 and the related liabilities recorded. Please explain why you believed these amounts were allowable costs and why the PUCO subsequently determined such amounts were not allowable and subject to refund. In this regard, you may want to explain the nature of the disallowed costs. Refer to ASC 980-340-25-1.

The Public Utility Commission of Ohio (the Commission) retrospectively reviews our purchases of natural gas on an annual basis. The purpose of this gas cost recovery review is to reconcile the differences, if any, between the amount we paid for natural gas and the amount our customers paid for natural gas. On January 23, 2013, the Commission directed the Commission Staff to examine the compliance of NEO and Orwell under the Gas Cost Recovery (GCR) mechanism in Ohio as set forth in Chapter 4901:1-14 of the Ohio Administrative Code. NEO’s GCR audit covered the period from September 2009 through May 2012, and Orwell’s GCR was audited from July 2010 through June 2012. The Commission Staff asserted that NEO could have purchased natural gas from local producers for less and requested in its report and testimony adjustments to the GCR calculations that would result in a liability for NEO to its customers. Although NEO believes that its gas purchases were prudent and reasonable and the related expenses, including transportation, agency and processing fees were properly included as “gas costs” as defined in Section 4901:1-14-01(J) of the Ohio Administrative Code, the Company determined that it was probable that the proposed NEO GCR adjustment would ultimately be made and as a result, the Company recorded a $943,550 liability as its best estimate of the GCR adjustment for the quarter ended June 30, 2013. This amount

Mr. James Allegretto

Securities and Exchange Commission

represented the amount the PUCO calculated related to its audit of our GCR rate. The Commission Staff also suggested an adjustment that would result in a liability for Orwell to its customers of $251,081. The amount suggested by the PUCO was not materially different from the liability we already recorded for Orwell for the quarter ended June 30, 2013. As a result, no liability was recorded in connection with the proposed Orwell GCR adjustment.

We included disclosure in Note 13 – Commitments and Contingencies in our Form 10-Q for the quarterly period ended September 30, 2013 similar to the disclosed provided above to address the Staff’s comment. We will include similar disclosure for future gas recovery audits.

Acknowledgment

Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Gas Natural set forth in this letter, please do not hesitate to contact me at 440-974-3770 or Christopher J. Hubbert at 216-736-7215.

/s/ Thomas J. Smith
Thomas J. Smith, Chief Financial Officer

cc:	Adam Phippen, Staff Accountant

Richard M. Osborne, Chairman and Chief Executive Officer

Donald R. Whiteman, Corporate Controller

Audit Committee of the Board of Directors

Christopher J. Hubbert